Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2008

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$5,444
Plus
Interest included in expense(b)	12,437
One-third of rental expense(c)	177
Adjusted “earnings”	$18,058

Fixed charges
Interest included in expense(b)	$12,437
Interest capitalized	33
One-third of rental expense(c)	177
Total fixed charges	$12,647

Ratio of earnings to fixed charges	1.43

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.